SCHEDULE 13D

CUSIP No. 15100K201	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.
____________________________________________________________________________________
(Name of Issuer)

Common Stock, $.0001 par value
____________________________________________________________________________________
(Title of Class of Securities)

15100K201
_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C.  20006 (202) 261-3385
____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2012
______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15100K201	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,500 Shares
	8	SHARED VOTING POWER 8,040,549 Shares
	9	SOLE DISPOSITIVE POWER 264,500Shares
	10	SHARED DISPOSITIVE POWER 8,040,549 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,305,049 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.39%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 15100K201	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 8,040,549 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 8,040,549 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,040,549 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.99%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 15100K201	Page 4 of 5 Pages

ITEM 1.                      Security and Issuer

This Amendment No. 10 to the Statement on Schedule 13D heretofore filed on October 20, 2006 is filed with respect to the common stock, $0.0001 par value ("Common Stock"), of Chelsea Therapeutics International, Ltd. (the "Company").  The address of the Company is 3530 Toringdon Way, Suite 200, Charlotte, North Carolina 28277.  The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3, Item 4, Item 5 and Item 7.  This Amendment No. 10 is being filed because Austin has sent a letter to the President and CEO and Board of Directors of the Company, which is attached as Exhibit A.

ITEM 3.                      Source and Amount of Funds or Other Consideration

Since February 24, 2011, the Reporting Persons have purchased 64,000 shares of Common Stock and sold 69,438 shares of Common Stock for an aggregate consideration (exclusive of brokers' commissions) of $298,898.60 and $325,594.44, respectively.  On March 22, 2012, 430,614 Common Stock warrants held by the Reporting Persons expired.  The shares of Common Stock purchased by the Reporting persons have been acquired for investment purposes from the existing funds of family trusts, the Josiah & Valer Austin Family Revocable Trust and the Anna Lake Elias Trust.

All dollar amounts are in U.S. dollars.

ITEM 4.                      Purpose of Transaction

The acquisitions of common stock to which this statement relates have been made for investment purposes.  Austin, as sole Managing Member of ECH, and as Trustee for certain family trusts, is filing this Amendment No. 10 to the Statement on Schedule 13D because he is deemed beneficial owner of more than 5% of the Company's Common Stock.  Austin, as sole Managing Member of ECH, and as Trustee for certain family trusts, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease, exercise, or from time to time add to these investments in common stock.  Nevertheless, attached as Exhibit A is a letter from Austin to the President and CEO and Board of Directors of the Company indicating his dissatisfaction regarding the current state and direction of the Company, and requesting that a dialogue be opened regarding ways to make improvements to the Company in the interests of shareholders.  Consistent with the letter attached as Exhibit A, Austin, as sole Managing Member of ECH, and as Trustee for certain family trusts, reserves the right to formulate plans or make proposals which relate to or would result in any action enumerated from subparagraph (b) through subparagraph (j) of Item 4 of Schedule 13D, including without limitation seeking Board representation.

ITEM 5.                      Interest in Securities of the Issuer

(a)          Austin is deemed beneficial owner of 8,305,049 shares of Common Stock in his capacity as Trustee for certain family trusts and as sole Managing Member of ECH.  ECH is deemed beneficial owner of 8,040,549 shares of Common Stock. Based on the 67,040,569 shares of Common Stock outstanding as of April 30, 2012, as reported on the Company's 10-Q filed on May 1, 2012, Austin and ECH's deemed beneficial holdings represent, respectively, 12.39% and 11.99% of the Company's Common Stock.

SCHEDULE 13D

CUSIP No. 15100K201	Page 5 of 5 Pages

(b)          As Trustee of the Trusts, Austin has the sole power to vote or to dispose or direct the disposition of 264,500 shares of Common Stock.  As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 8,040,549 shares of Common Stock.

(c)          No transactions in the Company's Common Stock have been effected by the Reporting Persons during the last 60 days.

        (d)         No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)         Not Applicable.

ITEM 7.                      Material to be Filed as Exhibits

Exhibit A                 Letter to the President and CEO and Board of Directors of the Company

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 6, 2012	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH